UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 21, 2012

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RECORD FULL YEAR 2011 RESULTS

22% year over year growth in revenue, strong annual operating cash flow of $9.8 million

MIGDAL HAEMEK, Israel – February 21, 2012 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the full year and fourth quarter ended December 31, 2011.

Highlights of the Full Year 2011
•	Revenues of $107 million;
•	Non-GAAP net income of $8.8 million; GAAP net income of $5.4 million;
•	Non-GAAP operating income of $10.5 million; GAAP operating income of $9.0 million
•	Positive operating cash flow of $9.8 million in the year

Highlights of the Fourth Quarter 2011
•	Revenues of $21.1 million;
•	Non-GAAP operating income of $0.1 million; GAAP operating loss of $0.7 million
•	Non-GAAP net loss of $0.5 million; GAAP net loss of $1.9 million;
•	Positive operating cash flow of $8.2 million in the quarter

Results for the three-month period and full year ended December 31, 2011 on a non-GAAP basis, exclude the following items: (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; (ii) share based compensation expenses; (iii) write off of inventory primarily related to a discontinued product lines. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Roy Porat, Camtek’s Chief Executive Officer, commented, “We are very pleased with our overall performance in 2011, presenting an all time record year on the top line. We maintained a strong market position in our two core product lines and saw growing market acceptance of our new growth engines.”

Continued Mr. Porat, “Like our industry, our business has softened at the end of 2011 and the beginning of 2012. For the first quarter, we believe revenues will range between $17 and $19 million. Looking ahead, we are well positioned for resuming our growth once more positive market conditions return.”

Fourth Quarter 2011 Financial Results

Revenues for the fourth quarter of 2011 were $21.1 million, a decrease of 17% compared to $25.4 million in the fourth quarter of 2010.

Gross profit on a GAAP basis in the quarter totaled $8.1 million (38.5% of revenues), compared with $11.7 million (46.0% of revenues) in the fourth quarter of 2010. Gross profit on a non-GAAP basis in the quarter totaled $8.9 million (42.1% of revenues), compared with $12.0 million (47.0% of revenues) in the fourth quarter of 2010.

Operating loss on a GAAP basis in the quarter was $0.7 million compared with an operating income of $1.8 million (6.9% of revenues) in the fourth quarter of 2010.  Non-GAAP operating income in the quarter was $0.1 million (0.5% of revenues) compared with an operating income of $2.1 million (8.4% of revenues) in the fourth quarter of 2010.

Net loss on a GAAP basis in the quarter totaled $1.8 million, or $0.06 per diluted share, compared to a net income of $1.3 million, or $0.04 per share in the fourth quarter of 2010. On a non-GAAP basis, net loss in the quarter was $0.5 million, or loss of $0.02 per share, compared with a net income of $1.9 million, or $0.06 per diluted share in the fourth quarter of 2010.

Full Year 2011 Results Summary

Revenues for 2011 were $107.0 million, an increase of 22% compared to $87.8 million, as reported in 2010.

Gross profit on a GAAP basis for 2011 was $47.5 million (44.3% of revenues) compared to gross profit of $38.4 million (43.7% of revenues) in 2010. Gross profit on a non-GAAP basis for 2011, was $48.6 million (45.4% of revenues), compared to $38.7 million (44.1% of revenues) in 2010.

Operating income on a GAAP basis for 2011, was $9.0 million (8.4% of revenues) compared to an operating income of $4.9 million (5.5% of revenues) in 2010. Non-GAAP operating income in 2011 was $10.5 million (9.8% of revenues) compared to an operating income of $5.7 million (8.4% of revenues) in 2010.

Net income on a GAAP basis for 2011 was $5.4 million compared to a net income of $2.8 million in 2010.  Net income on a non-GAAP basis for 2011 was $8.8 million, compared to a net income of $4.4 million in 2010.

Cash and cash equivalents and short-term deposits as of December 31, 2011 were $26.3 million ($19.5 million net of bank loans) compared with $14.8 million ($12.2 million net of bank loans), which included $5.2 million in restricted deposits, as of December 31, 2010. The company generated a positive operating cash flow of $8.2 million during the fourth quarter of 2011. For the year, the Company generated a positive operating cash flow of $9.8 million.

Conference Call

Camtek will host a conference call today, February 21, 2012, at 10:00 am ET.

Roy Porat, Chief Executive Officer and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 866 860 9642	at 10:00 am Eastern Time
Israel:	03 918 0685	at 5:00 pm Israel Time
International:	+972 3 918 0685

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	December 31,
	2011	2010
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	22,185	9,577
Short term deposits	4,100	-
Accounts receivable, net	25,451	28,817
Inventories	24,277	24,034
Due from affiliates	619	384
Other current assets	3,201	2,414
Deferred tax asset	90	54
Total current assets	79,923	65,280
Fixed assets, net	14,577	15,077
Long term inventory	1,954	2,304
Restricted deposits *	-	5,182
Deferred tax asset	152	152
Other assets, net	460	460
Intangible assets **	4,191	4,163
Goodwill	3,653	3,653
	10,410	15,914
Total assets	104,910	96,271
Liabilities and shareholders’ equity
Current liabilities
Short term bank loans	3,000	1,409
Long term bank loans – current portion	1,700	433
Accounts payable – trade	7,052	9,761
Other current liabilities	21,536	21,408
Total current liabilities	33,288	33,011

Long term liabilities
Long term bank loans	2,092	758
Liability for employee severance benefits	652	626
Other long term liabilities **	8,945	7,884
	11,689	9,268
Total liabilities	44,977	42,279
Commitments and contingencies
Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,810,340 as of December 31, 2011 and 31,370,359 as of December 31, 2010, outstanding 29,717,964 as of December 31,
2011 and 29,277,983 as of December 31, 2010	133	132
Additional paid-in capital	61,014	60,452
Accumulated losses	684	(4,694)
	61,831	55,890
Treasury stock, at cost (2,092,376 as of December 31, 2011
and 2010)	(1,898)	(1,898)
Total shareholders' equity	59,933	53,992
Total liabilities and shareholders' equity	104,910	96,271

(*)	Bank guarantee against credit line related to the Rudolph Technologies appeal
(**)	Relates to Printar and SELA acquisitions

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Year ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
	U.S. dollars		U.S. dollars

Revenues	107,028	87,780	21,104	25,432
Cost of revenues	59,588	49,361	13,006	13,745

Gross profit	47,440	38,419	8,098	11,687

Research and development costs	14,077	12,906	3,189	3,594
Selling, general and administrative expenses	24,341	20,662	5,626	6,343

	38,418	33,568	8,815	9,937

Operating profit (loss)	9,022	4,851	(717)	1,750

Financial expenses, net	(2,900)	(1,478)	(1,089)	(234)

Income (loss) before income taxes	6,122	3,373	(1,806)	1,516

Income tax	(744)	(557)	(77)	(203)

Net income (loss)	5,378	2,816	(1,883)	1,313

Net income (loss) per ordinary share:

Basic	0.18	0.10	(0.06)	0.04

Diluted	0.18	0.09	(0.06)	0.04

Weighted average number of ordinary
shares outstanding:

Basic	29,599	29,259	29,712	29,278

Diluted	30,007	30,360	29,992	29,991

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2011	2010	2011	2010
	U.S. dollars		U.S. dollars

Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	5,378	2,816	(1,883)	1,313

Acquisition of Sela and Printar related expenses (1)	2,377	2,093	645	386
Inventory write –downs	685	159	685	159
Share-based compensation	416	155	55	32
Restructuring expenses (2)	-	544	-	187
Non-GAAP net income (loss)	8,856	5,767	(498)	2,077

Non –GAAP net income (loss) per share , basic and diluted	0.30	0.19	(0.02)	0.07

Gross margin on GAAP basis	44.3%	43.8%	38.4%	46.0%
Reported gross profit on GAAP basis	47,440	38,419	8,098	11,687

Acquisition of Sela and Printar related expenses (1)	331	731	92	160
Inventory write off	685	159	685	159
Share-based compensation	97	-	14	-
Non- GAAP gross margin	45.4%	44.8%	42.1%	47.2%
Non-GAAP gross profit	48,553	39,309	8,889	12,006

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	9,022	4,851	(717)	1,750
Acquisition of Sela and Printar related expenses (1)	331	731	92	160
Inventory write- downs	685	159	685	159
Share-based compensation	416	155	55	32
Restructuring expenses (2)	-	544	-	186

Non-GAAP operating income	10,454	6,440	115	2,287

(1)
During the three and twelve months ended December 31, 2011 and 2010, the Company recorded acquisition expenses of $0.6 million, $2.4 million, $0.4 million and $2.1 million, respectively, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0 million, $0 million, $0 million and $0.4 million, respectively. These amounts are recorded under cost of revenues line item. (2) Revaluation adjustments of $0.6 million, $2.0 million, $0.2 million and $1.4 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item and (3) $0.09 million, $0.31 million, $0.16 million and $0.3 million, respectively, with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

(2)
During the three and twelve months ended December 31, 2011 and 2010, the Company recorded inventory write down in the amount of $0.7 million, $0.7 million,  $0.16 million and $0.16 million, respectively.

(3)
The Company has entered into a Memorandum of Understanding with a Belgian company, according to which, commencing June 2010, this company began to distribute the Company’s products for the PCB industry in Europe, subject to and in accordance with terms and conditions referred to in the agreement. Therefore, the Company implemented a restructuring plan in its Belgium subsidiary which includes mainly a reduction in workforce and recorded $0.3 million as restructuring expenses under selling, general and administrative expenses line item.

During the three and twelve months ended December 31, 2010 the Company recorded $0.18 million and $0.28 million, respectively, of restructuring expense with respect to reorganization in its subsidiaries in China.